Exhibit 99.1

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

The disclosure below does not relate to any activities conducted by the registrant and does not involve the registrant or the registrant’s management.  The disclosure relates solely to activities conducted by UBS AG.

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added a new subsection (r) to section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”), requiring a public reporting issuer to disclose in its annual or quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities or transactions relating to Iran, including activities not prohibited by U.S. law and conducted outside the U.S. by non-U.S. affiliates in compliance with local law.

UBS AG, the indirect parent of the registrant’s Member Designee (as defined in the registrant’s Annual Report on Form 10-K), has engaged in activities or transactions relating to Iran.  As a result, it appears that the registrant is required to provide the disclosures set forth below pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act.  It should therefore be noted that the Annual Report on Form 20-F for the year ended December 31, 2012, filed by UBS AG with the Securities and Exchange Commission on March 14, 2013, contained the disclosure set forth below.

“Disclosure Pursuant To Section 219 of the Iran Threat Reduction And Syrian Human Rights Act”

“UBS AG has a Group Sanctions Policy which was implemented in 2006 that prohibits transactions involving sanctioned countries, including Iran, and sanctioned individuals and entities.  However, UBS continues to maintain one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions.  These conditions include that payments involving the account must (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals blocked or otherwise restricted under US or Swiss law.  In 2012, the gross/net revenues for this UN related account were approximately USD 26,241 which was generated by fees charged to the account; the net profit was approximately USD 14,975 after deductions were taken for UBS internal costs for maintaining the account.  UBS AG intends to continue maintaining this account pursuant to the conditions it has established and consistent with its Group Sanctions Policy.

There are also certain outstanding trade finance arrangements that had been issued on behalf of Swiss client exporters in favor of their Iranian counterparties which involve four Iranian WMD designated banks.  At the time these trade finance arrangements were initiated in or about 2000, none of the Iran banks involved were WMD-designated.  In February 2012, due to increasing risks involving Iran, UBS ceased accepting payments on these outstanding export trade finance arrangements.  Default on such arrangements is subject to insurance by a Swiss government agency with which UBS is cooperating closely.  There was no financial activity conducted in connection with these trade finance arrangements in 2012.  The total exposure as a result of these outstanding arrangements is approximately USD 33,185,000 and the risk to UBS, net of Swiss government guarantees, is approximately CHF 1,659,000. There were no gross revenues or net profits for 2012.

In connection with these trade finance arrangements, UBS has maintained one existing account relationship with an Iranian bank that is currently WMD designated.  This account was established as a correspondent banking relationship prior to the U.S. designation.  In 2006, when UBS implemented its Group Sanctions Policy, the relationship was closed but the account was maintained due to the existing trade finance arrangements.  In or about 2007, following the designation of the bank pursuant to sanctions issued by the U.S., U.N. and Switzerland, the account was blocked under Swiss law and has remained blocked since then.  Client assets as of December 2012 were USD 3,470.  We intend to terminate these legacy arrangements and relationships in accordance with the nature of these instruments and applicable law.  As there have been no transactions involving this account in 2012 other than general account fees, there are no gross profits/net revenues to report for 2012.

In 1993, a non-Iranian individual opened a private banking relationship at a predecessor institution of UBS AG in Switzerland.  In 2001, this individual was designated under Executive Order 13224 and remains so today.  In 2001, the individual’s accounts at UBS AG were blocked by order of the Swiss authorities.  The Swiss authorities lifted the blocking of the individual’s UBS accounts in October 2012.  UBS AG does not intend to continue this activity and has been in the process of exiting this client relationship.  UBS AG has frozen the client’s remaining account until it can be closed as permitted by applicable law.  In 2012, the gross revenues for this client relationship were approximately USD 184,859 and the net profit was approximately USD 141,151.  These amounts reflect revenues and profits from transactions in connection with the client’s exit subsequent to the unblocking of his accounts by the Swiss authorities.”